

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via Email

Andrew Maltin
Chief Executive Officer
MEDL Mobile Holdings, Inc.
18475 Bandilier Circle
Fountain Valley, CA 92708

> **Re: MEDL Mobile Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 8, 2013**
> **File No. 333-180983**

Dear Mr. Maltin:

We have reviewed your letter dated February 7, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our February 6, 2013 letter.

General

1.   Your response to prior comment 1 references the "unpredictable nature and infant stage" of Hang With, notes that it is a "very recent immaterial addition" to your offerings, and states that the investor presentation included management's generalized views on potential revenues following a "hypothetical" commercial launch of Hang With, which is currently in beta testing. In addition, despite our request in prior comment 3, you have been unable to provide us with any basis for the gross profit and revenue projections contained in the investor presentation. Please furnish an amended Form 8-K that discusses the actual state of development of Hang With and includes cautionary language regarding the assumptions underlying the projections, their limitations, and their reliability.

2.   Your response to prior comment 1 refers to a $125,000 unregistered offering intended to be exempt under Rule 506 of Regulation D and Regulation S. With respect to the part of the unregistered offering done in reliance on Rule 506 of Regulation D, please provide us with more information regarding this offering, including the nature of the investors and how they were solicited, and a legal analysis as to whether the unregistered offering should be integrated with your public offering. For guidance, refer to SEC Release No. 33-8828 and Question 139.25 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Sections.

Recent Sales of Unregistered Securities, page II-1

3.   Please include disclosure for the unregistered offering referred to in your response to prior comment 1. See Item 701 of Regulation S-K. In addition, we note that although you are relying, in part, on Rule 506 of Regulation D, you have not electronically filed a Form D. See Rule 503 of Regulation D. Please advise.

4.   For each unregistered offering made in reliance on Section 4(2) of the Securities Act, please state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via Email
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP